Letter  from  G.  Brad  Beckstead                                   Exhibit 16.1



September  10,  2002


Securities  and  Exchange  Commission
Washington  DC  20549

Ladies  and  gentlemen,

I was previously principal accountant for Global Boulevard International, Inc. (the "Company") and reported on the financial statements of the Company for the years ended December 31, 2001 and 2000. Effective June 26, 2002, my appointment as principal accountant was terminated. I have read the Company's statements included under Item 4 of its Form 8-K/A dated June 26, 2002, and I agree with such statements, except that I am not in a position to agree or disagree with the Company's statement that the change was approved by the Board of Directors or that Malone & Bailey, PLLC was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

Very  truly  yours,

G.  Brad  Beckstead,  CPA
Las  Vegas,  NV